UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-35404

EMX Royalty Corporation

(Translation of registrant's name into English)

Suite 501 - 543 Granville Street
Vancouver, British Columbia V6C 1XB
Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

This Report on Form 6-K/A (the "Form 6-K/A") to the Report on Form 6-K filed with the Commission on July 11, 2023 (the "Original Form 6-K") is being filed solely to incorporate by reference the EMX Royalty Corporation Stock Option Plan (the "Plan") was filed as an exhibit to the Original Form 6-K, into the Registrant's Registration Statement on Form S-8 (File No. 33-213-709).  The Original Form 6-K is amended to add the Incorporation By Reference of the Plan as stated below. This Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item or exhibit of the Original Form 6-K, or reflect any events that have occurred after the date of the Original Form 6-K.

Incorporation By Reference

Exhibits 99.1 to this report of EMX Royalty Corporation (the "Company") on Form 6-K is hereby incorporated by reference into this report and is hereby incorporated by reference into and as an exhibit to the Company's Registration Statement on Form S-8 (File No. 333-310709) under the Securities Act of 1933, as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished by the Company.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMX ROYALTY CORPORATION

Date: September 19, 2023	/s/ Rocio Echegaray
Name: Rocio Echegaray Title: Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1*	Stock Option Plan
99.2*	Restricted Share Unit Plan

*Previously filed